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                                                                       EXHIBIT 4

                             HIGHEST PENDING OFFER!

                                      AIMCO

                    AIMCO/BETHESDA HOLDING ACQUISITIONS, INC.
                    c/o River Oaks Partnership Services, Inc.
                  P.O. Box 2065 S. Hackensack, N.J., 07606-2065
                                 (888) 349-2005

                                February 5, 2001

                                OFFER TO PURCHASE
                      ASSIGNEE UNITS OF LIMITED PARTNERSHIP
               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
                            FOR $845 PER UNIT IN CASH


Dear Limited Partner:

         We have begun a tender offer to purchase assignee units of limited partnership of your partnership for $845 per unit IN CASH. OUR OFFER IS THE HIGHEST PENDING CASH OFFER FOR YOUR UNITS. Our offer is being made pursuant to the enclosed Offer to Purchase, which sets forth all of the terms and conditions of the offer. Please carefully review the Offer to Purchase prior to making a decision whether or not to tender your interests. The offer is scheduled to expire at 5:00 p.m., New York City time, on March 6, 2001, unless otherwise extended. You will not be required to pay any partnership transfer fees in connection with any sale of your units pursuant to our offer.

         We are informed that an unaffiliated third party has made an offer to purchase your units for $655 per unit, minus a $150 transfer fee. OUR OFFER, WHICH IS HIGHER, IS $845 PER UNIT IN CASH WITHOUT DEDUCTION FOR ANY TRANSFER FEE. DO NOT TENDER TO MADISON IF YOU WISH TO RECEIVE THE HIGHEST CASH PRICE FOR YOUR UNITS.

         If we purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a limited partner. However, you may not be able to liquidate your investment until the partnership terminates.

         As with any investment decision, there are benefits and detriments to you from accepting or declining our offer. The managing general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. Although the managing general partner believes our offer is fair, it also believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors described in the Offer to Purchase.

         The managing general partner of your partnership is our affiliate. As a result, it has substantial conflicts of interest with respect to our offer. This conflict may affect the managing general partner's ability to reconcile our interests with those of the other limited partners, particularly in assessing the fairness of our offer price. We seek to purchase units at a low price, but you desire to sell units at a high price. In addition, your managing general partner is entitled to receive fees for certain transactions involving the partnership and its property, and the partnership's property manager, which is also our affiliate, is entitled to receive fees for managing the partnership's property.

         If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions set forth in the letter of



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transmittal attached as Annex II to the Offer to Purchase. The signed acknowledgment and agreement and any other required documents should be sent to the Information Agent, River Oaks Partnership Services, Inc., prior to the expiration of our offer. The addresses for the Information Agent are P.O. Box 2065, South Hackensack, New Jersey 07606-2065 or by overnight courier service or by hand at 111 Commerce Road, Carlstadt, New Jersey 07072 -- Attention:
Reorganization Department.

         If you have any questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.


                                             Very truly yours,



                                             AIMCO/BETHESDA HOLDINGS
                                                ACQUISITIONS, INC.